Mantyla MCREYNOLDS LLC

The CPA. Never Underestimate The Value.K

July 28, 2008

Pacific Gold Corp.
Board of Directors
465 South Meadows Parkway
Reno, NV 89521

Members of Pacific Gold Corp. Board of Directors:

This is to confirm that the client-auditor relationship between Pacific Gold Corp. (Commission File Number: 000-32629) and Mantyla McReynolds, LLC, has ceased.

Sincerely,

Mantyla McReynolds LLC

MANTYLA McREYNOLDS, LLC

cc: U.S. Securities & Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549
202-551-5300 Phone
202-772-9252 Fax